UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED

(Name of Subject Company (Issuer))

Able Star Associates Limited

CITIC Group

GE Capital Equity Investments, Inc.

AsiaCo Acquisition Ltd.

Bowenvale Limited

CITIC Group

General Electric Capital Corporation

(Names of Filing Persons (Offeror))

Ordinary Shares, par value HK$ 0.10 per share

American Depositary Shares

(Title of Class of Securities)

Ordinary Shares (763991-02-3)

American Depositary Shares (04516X106)

(CUSIP Number of Class of Securities)

Kenneth Ko (Ko Fai Wong) Room 2118, Hutchison House 10 Harcourt Road Hong Kong 852-2867-0612	Catherine Chang Asia Satellite Telecommunications Holding Limited 17th Floor, The Lee Gardens 33 Hysan Avenue Causeway Bay, Hong Kong 852-2500-0888

Mark S. Bergman Paul, Weiss, Rifkind, Wharton & Garrison LLP Alder Castle, 10 Noble Street London, EC2V 7JU United Kingdom Tel: +44 20 7367 1601	Lawrence Vranka, Jr. Scott I. Sonnenblick Linklaters 1345 Avenue of the Americas New York, NY 10105 Tel: (212) 903-9000	Joseph T. Verdesca Weil, Gotshal & Manges LLP 767 Fifth Avenue New York, NY 10153 Tel: (212) 310-8000

(Name, address and telephone number of persons authorized

to receive notices and communications on behalf of filing person)

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
Not Applicable	Not Applicable

☐ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: ____________

Form or Registration No.: ____________

Filing Party: _______________________

Date Filed: ________________________

☒ Check the box if the filing relates solely to a preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒ third-party tender offer subject to rule 14d-1.

☐ issuer tender offer subject to Rule 13e-4.

☒ going-private transaction subject to Rule 13e-3.

☒ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Item 12. Exhibits

Exhibit No.	Description
99.1	Joint announcement released by AsiaCo Acquisition Ltd. and Asia Satellite Telecommunications Holdings Limited (the “Company”) on April 23, 2007, regarding the invocation of the authorization conditions, the cancellation of the Scheme of Arrangement, indefinite adjournment of the Meetings and possible MGO offers to be made.